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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                              GARTNER GROUP, INC.
                                (NAME OF ISSUER)

                              GARTNER GROUP, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

               COMMON STOCK, CLASS A, PAR VALUE $0.0005 PER SHARE
               COMMON STOCK, CLASS B, PAR VALUE $0.0005 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                       366651 10 7 (CLASS A COMMON STOCK)
                       366651 20 6 (CLASS B COMMON STOCK)
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                              MICHAEL D. FLEISHER
                              GARTNER GROUP, INC.
                              56 TOP GALLANT ROAD
                               STAMFORD, CT 06904
                                 (203) 964-0096
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                    COPY TO:

                             HOWARD S. ZEPRUN, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                               650 PAGE MILL ROAD
                              PALO ALTO, CA 94304
                                 (650) 493-9300
                            ------------------------
                                 JULY 27, 1999
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                           CALCULATION OF FILING FEE

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             TRANSACTION VALUATION*                               AMOUNT OF FILING FEE**
             ----------------------                               ----------------------
                  $376,800,000                                            $75,360
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

  *  For the purpose of calculating the filing fee only, this amount is based on the purchase of an aggregate of 15,700,000 shares of Common Stock, consisting of 9,600,000 shares of Common Stock, Class A, par value $0.0005 per share, and 6,100,000 shares of
     Common Stock, Class B, par value $0.0005 per share, of Gartner Group, Inc. at a maximum price of $24 per share.
 **  The amount of the filing fee equals 1/50th of one percent (0.02%) of the value of the securities to be acquired.
[ ]  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
     Amount Previously Paid:    Not applicable.
     Form or Registration No.:  Not applicable.
     Filing party:              Not applicable.
     Date Filed:                Not applicable.

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     This Issuer Tender Offer Statement on Schedule 13E-4 (this "Schedule
13E-4") relates to the offer by Gartner Group, Inc., a Delaware corporation (the "Company" or the "Issuer"), to purchase up to 15,700,000 shares of its Common Stock, par value $0.0005 per share, consisting of 9,600,000 shares of Common Stock, Class A ("Class A Common Stock") and 6,100,000 shares of Common Stock, Class B ("Class B Common Stock"; together with the Class A Common Stock, the "Common Stock" or the "Shares"). Such shares shall be repurchased at prices not less than $21 nor more than $24 per share, net to the seller in cash, without interest thereon, as specified by stockholders tendering their Shares, upon the terms and subject to the conditions set forth in the attached Offer to Purchase dated July 27, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"), and is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Copies of the Offer to Purchase and the related Letter of Transmittal are filed with this Schedule 13E-4 as Exhibits (a)(1) and (a)(2) hereto, respectively. Pursuant to Rule 13e-4(f)(1)(ii) under the Exchange Act, the total number of shares to be repurchased may be increased to 17,793,644 shares, consisting of 10,879,851 shares of Class A Common Stock and 6,913,793 shares of Class B Common Stock.

ITEM 1. SECURITY AND ISSUER.

     (a) The name of the issuer is Gartner Group, Inc., a Delaware corporation, and the address of its principal executive office is 56 Top Gallant Road, Stamford, CT 06904.

     (b) The securities which are the subject of the Offer are the Company's Class A Common Stock, and Class B Common Stock, and the Offer is for up to 15,700,000 shares of Common Stock, consisting of up to 9,600,000 shares of Class A Common Stock and up to 6,100,000 shares of Class B Common Stock (or in each case such lesser number of Shares as are properly tendered, provided that the Class A Common Stock and Class B Common Stock shall only be repurchased in proportion to the ratio of 9,600,000 shares of Class A Common Stock to 6,100,000 shares of Class B Common Stock). The shares of each class of Common Stock shall be purchased at a price not less than $21 nor more than $24 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. The purchase prices for the Class A Common Stock and Class B Common Stock need not be identical. The Offer is being made to all holders of Common Stock. The information set forth in the "Introduction" to the Offer to Purchase and in Sections 1 and 10 of the Offer to Purchase is incorporated herein by reference.

     (c) The information regarding the market for the Common Stock, as set forth in the "Introduction" to the Offer to Purchase and in Section 7 of the Offer to Purchase, is incorporated herein by reference.

     (d) This statement is being filed by the Issuer.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information regarding the source and amount of funds for the Offer, as set forth in the "Introduction" to the Offer to Purchase and in
Section 8 of the Offer to Purchase, is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     The information regarding the background and purpose of the tender offer, as set forth in the "Introduction" to the Offer to Purchase and in Section 2 of the Offer to Purchase, is incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

     The information regarding recent transactions in securities of the Issuer, as set forth in Sections 2 and 10 of the Offer to Purchase, is incorporated herein by reference.

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ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        THE ISSUER'S SECURITIES.

     The information regarding arrangements relating to this offer, as set forth in the "Introduction" to the Offer to Purchase and in Sections 2 and 10 of the Offer to Purchase, is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

(a)(1) The Company's audited financial statements as of and for the fiscal years ended September 30, 1997 and 1998 are incorporated by reference to the Company's Annual Report on Form 10-K for the year ended September 30, 1998, as filed with the Securities and Exchange Commission (the
             "Commission").
(a)(2) The Company's unaudited financial statements as of and for the periods ended March 31, 1998 and March 31, 1999 are incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, as filed with the Commission.
(a)(3) The information in Section 9 of the Offer to Purchase is incorporated by reference.
(a)(4) The information in Section 9 of the Offer to Purchase is incorporated by reference.
(b) The information in Section 9 of the Offer to Purchase is incorporated by reference.

ITEM 8. ADDITIONAL INFORMATION.

     (a) The information set forth in Sections 2 and 10 of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in Sections 11 and 12 of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 11 of the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

     (e) The information set forth in the entire Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)       Offer to Purchase.
(a)(2)-A     Letter of Transmittal for Holders of Class A Common Stock.
(a)(2)-B     Letter of Transmittal for Holders of Class B Common Stock.
(a)(3)       Notice of Guaranteed Delivery.
(a)(4)       Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees.
(a)(5)       Letter to Clients for use by Brokers, Dealers, Commercial
             Banks, Trust Companies and Other Nominees.
(a)(6)       Letter to stockholders from Michael D. Fleisher, Executive
             Vice President and Chief Financial Officer of the Company, dated July 27, 1999.
(a)(7) Letter from Bankers Trust Company, as trustee, to participants in the IMS Health Incorporated Savings Plan, including the Direction Form for use by participants in such plan.
(a)(8) Letter from Fidelity Management Trust Co., as trustee, to participants in the Gartner Group, Inc. Savings and Investment Plan, including the Direction Form for use by participants in such plan.*

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
(a)(9)         Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(10)        Summary Advertisement dated July 27, 1999.
(a)(11)        Press Release dated July 26, 1999.
(b)            Credit Agreement dated July 16, 1999, by and among the Company and certain financial institutions, including Chase Manhattan Bank, in its capacity as a lender and as administrative agent for the lenders.
(c)            Distribution Agreement dated June 17, 1999 between the Company and IMS Health Incorporated, including as an exhibit thereto the Agreement and Plan of Merger dated June 17, 1999 among IMS
               Health Incorporated, the Company and GRGI, Inc.
(d)            Not applicable.
(e)            Not applicable.
(f)            Not applicable.

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* To be filed by Amendment.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          GARTNER GROUP, INC.

                                          By:    /s/ MICHAEL D. FLEISHER

                                            ------------------------------------
                                            Name:  Michael D. Fleisher
                                            Title:   Executive Vice President
                                                     and Chief Financial Officer

Dated: July 27, 1999

                                        4
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                                 EXHIBIT INDEX

 EXHIBIT
  NUMBER                             DESCRIPTION
----------                           -----------
(a)(1)       Offer to Purchase.
(a)(2)-A     Letter of Transmittal for Holders of Class A Common Stock.
(a)(2)-B     Letter of Transmittal for Holders of Class B Common Stock.
(a)(3)       Notice of Guaranteed Delivery.
(a)(4)       Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees.
(a)(5)       Letter to Clients for use by Brokers, Dealers, Commercial
             Banks, Trust Companies and Other Nominees.
(a)(6)       Letter to stockholders from Michael D. Fleisher, Executive
             Vice President and Chief Financial Officer of the Company
             dated July 27, 1999.
(a)(7)       Letter from Bankers Trust Company, as trustee, to
             participants in the IMS Health Incorporated Savings Plan,
             including the Direction Form for use by participants in such plan.
(a)(8)       Letter from Fidelity Management Trust Co., as trustee, to
             participants in the Gartner Group, Inc. Savings and
             Investment Plan, including the Direction Form for use by
             participants in such plan.*
(a)(9)       Guidelines for Certification of Taxpayer Identification
             Number on Substitute Form W-9.
(a)(10)      Summary Advertisement dated July 27, 1999.
(a)(11)      Press Release dated July 26, 1999.
(b)          Credit Agreement dated July 16, 1999 by and among the
             Company and certain financial institutions, including Chase
             Manhattan Bank in its capacity as a lender and as agent for the lenders.
(c)          Distribution Agreement dated June 17, 1999 between the
             Company and IMS Health Incorporated, including as an exhibit thereto the Agreement and Plan of Merger dated June 17, 1999 among IMS Health Incorporated, the Company and GRGI, Inc.

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* To be filed by Amendment.

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